UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

000-21807
Commission File Number	000-21807-01

Allstate Financing II and The Allstate Corporation

(Exact name of registrant as specified in its charter)

2775 Sanders Road, Northbrook, IL 60062, (847) 402-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

7.83% Capital Securities (and Guarantee with Respect Thereto)

(Title of each class of securities covered by this Form)

Allstate Financing:   None

The Allstate Corporation:  Common Stock, par value $0.01 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:   None

Pursuant to the requirements of the Securities Exchange Act of 1934 Allstate Financing II has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	December 5, 2006

	ALLSTATE FINANCING II		THE ALLSTATE CORPORATION

By:	/s/ Jennifer M. Hager	By:	/s/ Steven C. Verney
Name:	Jennifer M. Hager	Name:	Steven C. Verney
Title:	Regular Trustee	Title:	Treasurer